April 5, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Voyager Acquisition Corp.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted February 23, 2024

CIK No. 0002006815

Ladies and Gentlemen:

On behalf of our client, Voyager Acquisition Corp./Cayman Islands (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated February 14, 2024, relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on February 23, 2024.

The Company is concurrently filing via EDGAR Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 1 to Draft Registration Statement on Form S-1, submitted February 23, 2024

Risk Factors, page 34

1.	We note your response to comment 6; however, we do not see the revisions on page 34 and we do not have your confirmation that you will update your disclosures. Please disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the loss of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 42 to address the Staff’s comment.

Note 4. Private Placement, page F-11

2.	We note your disclosure “the Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees” is inconsistent with the disclosure on page 12, “Once the warrants become exercisable, we may redeem the outstanding warrants for cash”, and the last bullet point on page F-15, “the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants, as described above.” Please revise or advise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page F-11 to address the Staff’s comment.

Notes to Financial Statements, Note 7, page F-15

3.	We note your revised disclosure related to the Public and Private Warrants. However, according to your disclosure on page F-11, “The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.” This provision may potentially adjust the settlement amount, based on the characteristics of the warrant holder. Please tell us how you determined this settlement provision was within the criteria of ASC 815-40-15-7E and provide us with your analysis.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure page F-11 to address the Staff’s comment. Private warrants contain the same settlement provisions as public warrants i.e. Private warrants do not contain any provisions that change the settlement depending on the holder of the warrants. In addition, the Company analyzed below the following two terms in the warrant agreement that changes the settlement provisions:

i)	Whenever the number of Class A ordinary shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A ordinary shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Class A ordinary shares so purchasable immediately thereafter.

ii)	In addition, if (x) Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our initial shareholders or their affiliates, without taking into account any founder shares held by our initial shareholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds (including from such issuances and this offering), and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger prices described above under “Redemption of warrants for cash” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

Analysis

The Company analyzed the features of the private warrants in order to determine whether such adjustment to settlement provisions preclude the private warrants from equity classification under ASC 815-40-15-7C.

ASC 815-40-15-7C:

An instrument shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:

a.	The fair value of a fixed number of the entity’s equity shares

b.	A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

The strike price or the number of shares used to calculate the settlement amount is not considered fixed if the terms of the instrument or embedded component allow for any potential adjustment (except as discussed below), regardless of the probability of the adjustment being made or whether the reporting entity can control the adjustment.

ASC 815-40-15-7E discusses the exception to the “fixed for fixed” rule. This exception allows an instrument to be considered indexed to the reporting entity’s own stock even if adjustments to the settlement amount can be made, provided those adjustments are based on standard inputs used to determine the value of a “fixed for fixed” forward or option on equity shares.

A fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following:

a.	Strike price of the instrument

b.	Term of the instrument

c.	Expected dividends or other dilutive activities

d.	Stock borrow cost

e.	Interest rates

f.	Stock price volatility

g.	The entity’s credit spread

h.	The ability to maintain a standard hedge position in the underlying shares.

Settlement adjustments designed to protect a holder’s position from being diluted by a transaction initiated by an issuer will generally not prevent a freestanding instrument from being considered indexed to the issuer’s own stock provided the adjustments are limited to the effect that the dilutive event has on the shares underlying instrument. Common examples of acceptable adjustments include the occurrence of a stock split, rights offering, stock dividend, or a spin-off. In addition, settlement adjustments due to issuances of shares for an amount below current fair value, or repurchases of shares for an amount that exceeds the current fair value of those shares, should also be acceptable.

Since the private placement warrants have a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price, and the possible adjustment of settlement amount is only affected by standard inputs used to determine the value of a “fixed for fixed” forward or option on equity shares and a down round feature, the private placement warrants are considered to be indexed to the Company’s own stock.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

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